BB



10032848



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2009 (MM/DD/YY) AND ENDING 10/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Bank of Canada Financial Inc.

OFFICIAL USE ONLY
22698
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr Alain Legris — (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1 Place Ville Marie, Suite 3000 (Address) — Montreal (City) — Province of Quebec, Canada (State) — H3B 4T9 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Table of contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
National Bank of Canada Financial Inc.

We have audited the accompanying consolidated statement of financial condition of National Bank of Canada Financial Inc. and subsidiaries (the "Company") as of October 31, 2010, that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of National Bank of Canada Financial Inc. and subsidiaries at October 31, 2010, in conformity with accounting principles generally accepted in the United States of America.



December 17, 2010

[1] Chartered accountant auditor permit No. 8845

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Consolidated statement of financial condition

as of October 31, 2010
(in thousands of U.S. dollars)

	$
Assets	
Cash and cash equivalents	**232,020**
Cash deposits with clearing organization	**200**
Receivable from broker-dealers and clearing organization (Notes 4 and 5)	**1,967**
Receivable from customers (Note 4)	**216**
Receivable from related parties (Note 5)	**119,394**
Income taxes receivable	**317**
Marketable securities owned, at market value (Note 6)	**62,716**
Not readily marketable securities owned, at fair value (Note 6)	**4,951**
Notes receivable (Note 8)	**387**
Furniture, equipment and leasehold improvements (Note 9)	**370**
Deferred income taxes (Note 10)	**22,073**
Prepaid expenses and other assets	**3,432**
	448,043
Liabilities	
Payable to broker-dealers and clearing organization (Note 4)	**917**
Payable to related parties (Note 5)	**5,889**
Securities sold, not yet purchased, at fair value (Note 6)	**7,693**
Accrued expenses and other liabilities	**12,398**
	26,897
Commitments (Note 11)	
Stockholder's equity (Note 12)	**421,146**
	448,043

See notes to the statement of financial condition

(in U.S. dollars)

1. Description of the business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is engaged in agency transactions with institutional clients and brokers and proprietary trading on active financial markets. The Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

2. Significant accounting policies

New accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, which amends ASC 820, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements and (4) the transfers between Levels 1, 2 and 3 fair value measurements. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Management does not anticipate that the adoption of ASU 2010-06, which is partially effective for the Company for the fiscal year beginning on November 1, 2010, will have a material impact on the Company's consolidated financial statements.

New accounting standards adopted

In 2010, the Company adopted Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 810, Consolidation (FASB Statement No. 160, Non-controlling interest in consolidated financial statements). ASC 810 requires that non-controlling interests are reported as a separate line in stockholder's equity. The net earnings for both the Company and the non-controlling interests are included in net earnings. The net earnings attributable to the non-controlling interests is deducted from net earnings to determine the net earnings attributable to the Company. ASC 810 also requires certain prospective changes in accounting for non-controlling interests primarily related to increases and decreases in ownership and changes in control. As required, the presentation and disclosure requirements were adopted through retrospective application, and the consolidated financial statements prior period information has been adjusted accordingly. The adoption did not have a material effect on the Company's consolidated financial statements.

(in U.S. dollars)

2. Significant accounting policies (continued)

Principles of consolidation

The accompanying consolidated statement of financial condition includes the accounts of the Company and its subsidiaries, NBF Securities (USA) Ltd. ("USA Ltd.") and NBF Securities (USA) Corp. ("USA Corp."). The Company owns 77.16% of the common capital stock of USA Ltd. and USA Ltd. owns 100% of the common capital stock of USA Corp. USA Ltd. is a holding company and USA Corp. is a registered broker-dealer under the *Securities Exchange Act of 1934.* All material intercompany balances and transactions have been eliminated upon consolidation.

The Company files a non-consolidated statement of financial condition with the FINRA for its Part II Focus filing purposes. Accordingly, the accounts of USA Ltd. and USA Corp. are not included in the Focus reports filed with the FINRA. The assets, liabilities and stockholders' equity of USA Ltd. and USA Corp. as of October 31, 2010 are as follows:

	USA Ltd.	USA Corp.
	$	$
Total assets	**13,477**	**33,477**
Total liabilities	**18**	**7,083**
Stockholders' equity	**13,459**	**26,394**

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company").

Securities transactions

Customer securities transactions are recorded on a settlement date basis, with related revenue and expenses recorded on a trade date basis.

Proprietary securities transactions in regular way trades are recorded on a trade date basis as if they had been settled. Profit and loss arising from securities transactions are recorded on a trade date basis.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less. The cash equivalents are recorded at cost plus accrued interest and their carrying values approximate their fair market values.

2. Significant accounting policies (continued)

Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is determined according to market prices for listed shares, fixed income securities and listed derivative instruments, which are essentially futures contracts. The valuation of the over-the-counter fixed income securities is subject to, among others, security liquidity, the extent of the bid-ask spread, and the current return.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual periods:

Furniture and communication equipment	5 years
Computer equipment and software	2 or 3 years
Leasehold improvements	Lesser of terms of leases or estimated useful life

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (which incorporates former SFAS No. 109 and FIN No. 48), which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the consolidated financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the consolidated financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

2. Significant accounting policies (continued)

Fair value

As of October 31, 2010, substantially all of the Company's consolidated assets and liabilities, including financial instruments, were carried at fair value based on market prices, as published by exchanges and clearinghouses, or were assets and liabilities which are short-term in nature and were carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157), to prioritize the inputs to valuation techniques used to measure fair value (see Note 7).

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates.

Derivative financial instruments

The Company enters into various transactions involving derivative financial instruments, including forward, futures, swap and options contracts. These financial instruments are used to meet the needs of customers, conduct trading activities and manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Use of estimates

The preparation of the Company's consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

3. Cash segregated under federal and other regulations

Rule 15c3-3 of the *Securities Exchange Act of 1934* specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. As of October 31, 2010, the Company had a balance of $1 in the special reserve account.

Cash of nil has been segregated under the *Commodity Exchange Act*.

4. Receivable from and payable to broker-dealers, clearing organization and customers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control.

Amounts receivable from and payable to broker-dealers, clearing organization and customers are due by the settlement date of the related trade transactions.

Amounts receivable from and payable to broker-dealers and clearing organization as of October 31, 2010 consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive	701	917
Receivable from/payable to clearing organization	1,083	-
Other	183	-
	1,967	**917**

Securities failed-to-deliver represent receivables for securities sold that have not been delivered for which settlement date has passed. Securities failed-to-receive represent payables for securities purchased that have not been received for which settlement date has passed.

(in U.S. dollars)

5. Related party transactions

At the end of the year, amounts receivable from and payable to related parties are as follows:

	$
Ultimate parent company	
Receivable from related parties	
Receivable bearing interest at the rate of 0.25375% per annum, maturing on November 1, 2010	**87,152**
Receivable bearing interest at the rate of 0.25688% per annum, maturing on November 8, 2010	**13,300**
Payable to related parties	**863**
NBFI	
Receivable from broker-dealers and clearing organization	**458**
Receivable from related parties	**18,942**
Parent company	
Payable to related parties	**1,980**
NBF International Holdings Inc.	
Payable to related parties	**398**
NBF Private Equity Holdings Inc.	
Payable to related parties	**2,648**

NBF International Holdings Inc. and NBF Private Equity Holdings Inc. are companies ultimately under common control. Unless otherwise stated, the amounts receivable from and payable to related parties presented above are unsecured, non interest bearing and have no fixed term of payment.

(in U.S. dollars)

6. Securities owned and securities sold, not yet purchased

Marketable securities owned, at market value, consisted of the following as of October 31, 2010:

	$
Exchange-traded fund units	62,703
Stocks	13
	62,716

Not readily marketable securities owned, at fair value, consisted of the following as of October 31, 2010:

	$
OTC options	4,519
Investment in a private equity fund (Note 11)	376
Other securities	56
	4,951

Securities sold, not yet purchased, consisted of OTC options fair valued at $7,693 as of October 31, 2010.

The counterparty to the OTC options contracts owned and sold which are outstanding as of October 31, 2010 is the ultimate parent company.

See Note 7 for information regarding the fair value of securities owned and securities sold, not yet purchased.

7. Fair value of financial instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value, as defined below. Securities owned and securities sold, but not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models. Assets, which are recorded at contracted amounts approximating fair value, consist largely of cash equivalents, amounts receivable from broker-dealers, clearing organization, customers and related parties, and other receivables. Similarly, the Company's short-term liabilities, consisting of amounts payable to customers, broker-dealers, clearing organization, customers and related parties and accrued expenses and other liabilities are recorded at contracted amounts approximating fair value.

The fair values of the senior note receivable and subordinated note receivable are disclosed in Note 8 to the consolidated statement of financial condition.

Fair value measurement – definition and hierarchy

The Company adopted the provisions of FASB No. 157 effective November 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. FASB No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on transparency of inputs as follows:

Level 1 Inputs are quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 One or more significant inputs used in a valuation technique are unobservable for the instruments.

7. Fair value of financial instruments (continued)

Fair value measurement – definition and hierarchy (continued)

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation adjustments that may be made to ensure that financial instruments are reported at fair values include:

- Credit valuation adjustments that represent the estimated fair value of the credit risk of the external counterparties.
- Credit valuation adjustments to reflect the Company's credit quality in the valuation of the Company's liabilities.
- Liquidity adjustments for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.
- Model and parameter adjustments to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs which are not observable and are subject to significant management judgment.

Financial instruments owned and financial instruments sold, but not yet purchased, except forward currency contracts and OTC option contracts, which are classified as Level 2 financial instruments, are classified within Level 1 of the fair value hierarchy. Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government and sovereign obligations, active listed securities, options, futures, options on futures and corporate debt securities. The Company does not adjust quoted prices for Level 1 financial instruments, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices. Currency forward contracts and OTC option contracts are classified as Level 2 financial instruments as such instruments are not exchange-traded.

(in U.S. dollars)

7. Fair value of financial instruments (continued)

The following table presents the financial instruments measured at fair value on a recurring basis as of October 31, 2010, categorized by the valuation hierarchy set out in FASB No. 157:

	Fair value measurements using			Assets / liabilities at fair value
	Level 1	Level 2	Level 3	
	$	$	$	$
Financial assets				
Marketable securities owned				
Exchange-traded fund units	62,703	-	-	62,703
Stocks	13	-	-	13
	62,716	-	-	62,716
Not-readily marketable securities owned				
OTC options	-	4,519	-	4,519
Investment in a private equity fund	-	-	376	376
Other securities	-	56	-	56
	-	4,575	376	4,951
	62,716	4,575	376	67,667
Financial liabilities				
Securities sold, not yet purchased				
OTC options	-	7,693	-	7,693

(in U.S. dollars)

8. Notes receivable

The notes receivable, which comprise a senior note and a subordinated note, have been recorded at cost less any principal repayments. The carrying value of the notes receivable approximate their fair value.

The conditions of these instruments are as follows:

	Maturity	Interest rate	Estimated fair value	Carrying value
			$	$
Senior note receivable	October 6, 2015	Greater of 7.4% or prime plus 1%, up to a maximum of 9.4% per annum	191	190
Subordinated note receivable	October 6, 2015	6.5%	217	197
			408	387

Estimated fair value is calculated based on net present value of cash flows.

Subject to the applicable regulation of FINRA, the borrower shall pay a percentage of its net income on an annual basis to the Company as payment of the unpaid principal of the senior note calculated as per the terms of the senior note agreement.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all other of the borrower's indebtedness.

9. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consist of the following:

	$
Leasehold improvements	6,641
Furniture and fixtures	1,310
Computer equipment	823
Computer software	194
Communication equipment	178
Other	126
	9,272
Accumulated depreciation	(8,902)
	370

(in U.S. dollars)

10. Income taxes

The Company is included in the consolidated federal income tax return filed by the parent company. However, the consolidated federal income tax return does not include the Company's subsidiaries. The Company is included in a combined state income tax return with the parent company and certain other subsidiaries of the parent company.

Deferred income taxes are recognized for the tax consequences, in future years, of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized.

The Company implemented ASC 740, Income Taxes (Which incorporate formally FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB").

As of October 31, 2010, the balances of the Company's UTBs, excluding any related accrual for interest, were $6,400, of which $2,607, if recognized, would affect the Company's effective tax rate. This UTB balance is unchanged from October 31, 2009. It is difficult to project how UTBs will change over the next year.

The net operating loss of the current year may be carried forward for ten years in the state of California, and for twenty years in the state of New York, as well as for federal taxation purposes. Federal net operating loss carry forward benefits begin to expire in the years 2020 through 2028.

11. Commitments

As of October 31, 2010, the Company is committed under operating leases for office facilities and computer equipment. The future commitments are as follows for the years ending October 31:

	$
2011	**687**
2012	**3,636**
2013	**3,640**
2014	**3,375**
2015	**2,927**
Thereafter	**256**
Total minimum lease payments	**14,521**

The Company has segregated cash deposit in the bank to fully collaterize the obligations under one of its office leases. A rental deposit of $882 for a foreign lease is included in prepaid expenses and other assets in the consolidated statement of financial condition as of October 31, 2010.

The Company holds a capital interest in a private equity fund. As of October 31, 2010, the Company had commitments to invest up to $4,624 in this fund.

12. Stockholder's equity

	In U.S. dollars $
Common stock, par value $0.01 per share:	
3,000 shares authorized	
1,000 issued and outstanding	**10**
Additional paid-in capital	**456,094,089**
Accumulated deficit	**(57,921,059)**
Non-controlling interest	**10,567,008**
Preferred capital shares issued by a subsidiary	**12,405,823**
	421,145,871

(in U.S. dollars)

13. Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined.

FINRA, as part of a recent audit, has challenged the Company's netting of a cash loan from the ultimate parent company against a cash borrow from the ultimate parent company. The final decision will be communicated by FINRA in writing. It should be noted that this resulted in a net capital deficiency for the month of November 2009.

As of October 31, 2010, the Company had net capital, as defined, of $242,844, which was $242,594 in excess of its minimum net capital of $250.

14. Contingencies

Under a risk participation agreement, the Company guarantees the principal amount of all outstanding advances under a revolving credit facility of a third party to a maximum of $209.

The Company has been named as a defendant in legal matters. In the opinion of management, the ultimate resolution of such matters will not have a materially adverse effect on the Company's consolidated financial statements.

15. Financial instruments and risk management

Position risk

The position risk of the Company corresponds to the risk that fluctuations in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's earnings and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

Credit risk and credit risk concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy, setting limits to transactions with counterparties, requiring adequate and satisfactory guarantees, ensuring compliance with master netting agreements and monitoring daily credit risks and guarantees.

Credit risk concentration arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honour their obligations. The Company's greatest concentration of counterparty risk includes dealers and institutional clients. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual. As of October 31, 2010, the Company's greatest concentration of credit risk is from a receivable from the ultimate parent company, which amounted to $100,452.

(in U.S. dollars)

16. Derivative financial instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, or equity, commodity or credit instrument or index. Derivatives include futures, forwards, swaps or option contracts, or other financial instruments with similar characteristics.

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the consolidated statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

Notional or contract amounts and fair values of derivative financial instruments as of October 31, 2010 are as follow:

	Fair value		One year	One to	Total
	Assets	liabilities	or less	five years	contracts
	$	$	$	$	$
FOREIGN EXCHANGE CONTRACTS					
OTC contracts					
Forward	-	-	59,122	-	59,122
Total	-	-	59,122	-	59,122
EQUITY DERIVATIVE CONTRACTS					
OTC contracts					
Options purchased	4,519	-	70,831	-	70,831
Options written	-	7,693	78,287	-	78,287
Total	4,519	7,693	149,118	-	149,118

Credit risk

Credit risk on derivative financial instruments is the risk of financial loss that the Company will have to assume if a counterparty fails to honor its contractual obligations. As of October 31, 2010, the Company's credit risk related to over-the-counter contracts is minimal as these contracts had been entered into with its ultimate parent company.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

National Bank of Canada Financial Inc.

In planning and performing our audit of the consolidated financial statements of National Bank of Canada Financial Inc. (the "Company") as of and for the year ended October 31, 2010 (on which we issued our report dated December 17, 2010 and such expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. On May 24th, 2010, the Company received a letter from the FINRA regarding an informational item noted upon the Financial/Operational examination. Although no exceptions were noted, FINRA mentioned that the Company netted a material loan payable and loan receivable balances (by grouping these items on the financial statements) with the National Bank of Canada. FINRA has upheld its position that the interco receivable and payables should be de-netted, which resulted in the interco receivable being re-classified as a non-allowable asset. This final decision will be communicated by FINRA in writing. It should be noted that this resulted in a net capital deficiency for the month of November 2009. We have already communicated to FINRA on December 18, 2009 that there existed a capital deficiency for the month of October 2009 pertaining to another item. The Company is required to maintain a minimum net capital requirement, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The situation has been resolved by National Bank of Canada Financial Inc. As at October 31st, 2010, there is no capital deficiency.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended October 31, 2010 of the Company and this report does not affect our report on such financial.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered broker and dealer, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,


Deloitte + Touche LLP

December 17, 2010

[1] Chartered accountant auditor permit No. 8845